Exhibit 99.1

PRESS RELEASE
April 25, 2023 at 8:30 am ET

Gambling.com Group Announces Select Preliminary 2023 First Quarter Results

Will Report 2023 First Quarter Results on May 18 and Host Conference Call and Webcast

Charlotte, NC, April 25, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today provided select preliminary financial results for the first quarter ended March 31, 2023. The Group will report its actual 2023 first quarter results on Thursday, May 18, 2023 (details below).

Preliminary 2023 First Quarter Results:
•Total revenue will be in the range of $26.4 million to $26.9 million
•Net Income will be in the range of $6.3 million to $6.8 million
•Adjusted EBITDA will be in the range of $10.3 million to $10.8 million, representing an Adjusted EBITDA margin of 39% to 40%1
•Cash flow generated by operating activities will be in the range of $6.8 million to $7.3 million
•Free Cash Flow will be in the range of $5.9 million to $6.4 million1

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “Our preliminary 2023 first quarter results exceeded internal forecasts. These results reflect strong organic growth driven by the robust ramp up of our North American operations and ongoing momentum in our established markets. These preliminary results also highlight the benefits of our operating model which enables us to simultaneously deliver impressive top line, profitability, and cash flow growth. With the strong start to 2023, we remain confident that Gambling.com Group is on track for another year of record revenue, Adjusted EBITDA and Free Cash Flow.”

The preliminary unaudited results provided in this release are derived from preliminary internal financial reports and are subject to revision based on the Group’s procedures and controls associated with the completion of its 2023 first quarter financial reporting.

2023 First Quarter Conference Call and Webcast
Gambling.com Group will release 2023 first quarter results before the market opens on Thursday, May 18, 2023, and host a conference call and simultaneous webcast at 8:00 AM ET that day. During the call, Gambling.com Group Chief Executive Officer and Co-Founder, Charles Gillespie, and Chief Financial Officer, Elias Mark, will review the Group’s financial results and provide a business update, followed by a question-and-answer session. An accompanying slide presentation will be available in the “News & Events” section of the Group’s website.

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1.Represents non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Both the call and webcast are open to the general public and may include forward-looking information. A replay of the webcast will be archived shortly after the call and can be accessed for approximately 30 days on the Group’s website: www.gambling.com/corporate/investors.

Conference Call / Webcast Details

Date/Time:	Thursday, May 18, 2023, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20230518/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1 201-389-0918

To access the call, please dial in approximately ten minutes before the start of the call.

For further information, please contact:
Investors:
Peter McGough, Gambling.com Group, investors@gdcgroup.com
or
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Jordan Bieber, 5W Public Relations, gdc@5wpr.com

About Gambling.com Group Limited
Gambling.com Group Limited (Nasdaq: GAMB) (the "Group:) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our preliminary first quarter 2023 results and the financial performance, forecasts, and outlook for 2023, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Measures
This release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted

EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to the equity holders:

	Three Months Ended March 31, 2023
	Low case	High case
	(in millions USD, unaudited)
Net income for the period attributable to the shareholders	6.3	6.8
Add Back:
Income tax charge (credit)	1.1	1.1
Amortization and depreciation expense	0.5	0.5
EBITDA	7.9	8.4
Share option charge	0.9	0.9
Fair value movement on contingent consideration	0.9	0.9
Foreign currency translation (gains) losses	0.4	0.4
Acquisition related costs	0.2	0.2
Adjusted EBITDA	10.3	10.8

Below is the Adjusted EBITDA Margin calculation for the period:

	Three Months Ended March 31, 2023
	Low case	High case
	(in millions, USD, unaudited)
Revenue	26.4	26.9
Adjusted EBITDA	10.3	10.8
Adjusted EBITDA Margin	39%	40%
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities:

	Three Months Ended March 31, 2023
	Low case	High case
	(in thousands USD, unaudited)
Cash flows generated by operating activities	6.8	7.3
Capital Expenditures (1)	(0.9)	(0.9)
Free Cash Flow	5.9	6.4
(1) Capital Expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets.